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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
[_]  Form 3 Holdings Reported
[X]  Form 4 Transactions Reported
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Chitayat                          Jack
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   (Last)                            (First)              (Middle)

                            1133 Park Avenue, Apt. 1W
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                                    (Street)

  New York                             NY                   10128
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

                         Liquidmetal Technologies (LQMT)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)
________________________________________________________________________________
4.   Statement for Month/Year

                                December 31, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

                                _______________
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                   5.            6.
                                             2A.                    4.                             Amount of     Owner-
                                             Deemed                 Securities Acquired (A) or     Securities    ship
                                             Execu-                 Disposed of (D)                Beneficially  Form:    7.
                                             tion                   (Instr. 3, 4 and 5)            Owned at End  Direct   Nature of
                               2.            Date,      3.           ----------------------------  of Issuer's   (D) or   Indirect
1.                             Transaction   if any     Transaction                  (A)           Fiscal Year   Indirect Beneficial
Title of Security              Date          (Month/    Code           Amount        or     Price  (Instr. 3     (I)      Ownership
(Instr. 3)                     (mm/dd/yy)    Day/Year)  (Instr. 8)                   (D)           and 4)        (Instr.4)(Instr. 4)
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Liquidmetal Technologies
Common Stock                   12/19/02                 J(1)           1,289,734(1)  A             1,361,057     D
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                                                                                                                          Held by J.
                                                                                                                          Holdsworth
Liquidmetal Technologies                                                                                                  Capital,
Common Stock                   12/19/02                 J(1)             398,365(1)  A               519,332     I        Ltd.
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                                                                                                                          Held by
                                                                                                                          Wesley
Liquidmetal Technologies                                                                                                  Invest-
Common Stock                   12/19/02                 J(1)             717,058(1)  A               717,058     I        ments, Inc
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====================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

(1) Reflects change in form of beneficial ownership of 2,505,157 shares as a result of pro rata distribution by ATI Holdings, LLC and Cook Street, LLC. These shares have already been previously reported as beneficially owned by the reporting person, and therefore these transactions do not represent an increase in the number of shares beneficially owned. The amended Form 3 filed on December 18, 2002 incorrectly overstated by 100,000 the number of shares in which the reporting person held through ATI Holdings LLC. This overstatement has been corrected above.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                            9.       10.
                                                                                                            Number   Owner-
                                                                                                            of       ship
                  2.                                                                                        Deriv-   of
                  Conver-                          5.                              7.                       ative    Deriv-  11.
                  sion                             Number of                       Title and Amount         Secur-   ative   Nature
                  or               3A.             Derivative   6.                 of Underlying    8.      ities    Secur-  of
                  Exer-            Deemed          Securities   Date               Securities       Price   Bene-    ity:    In-
                  cise     3.      Ex-             Acquired (A) Exercisable and    (Instr. 3 and 4) of      ficially Direct  direct
                  Price    Trans-  ecution 4.      or Disposed  Expiration Date    ---------------- Deriv-  Owned    (D) or  Bene-
1.                of       action  Date,   Trans-  of (D)       (Month/Day/Year)            Amount  ative   at End   In-     ficial
Title of          Deriv-   Date    if any  action  (Instr. 3,   ----------------            or      Secur-  of       direct  Owner-
Derivative        ative    (Month/ (Month/ Code    4 and 5)     Date     Expira-           Number   ity     Year     (I)     ship
Security          Secur-   Day/    Day/    (Instr. ------------ Exer-    tion               of      (Instr. (Instr.  (Instr. (Instr.
(Instr. 3)        ity      Year)   Year)   8)       (A)   (D)   cisable  Date     Title    Shares   5)      4)       4)      4)
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                                                                                  Liquidmetal
Option to                                                                         Technologies
purchase                                                                          Common
common stock      $9.955   01/02/03        A4       10,000      *        01/02/13 Stock    10,000                    D
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====================================================================================================================================

Explanation of Responses:

*    2,000 shares exercisable on each of January 2, 2004, 2005, 2006, 2007, and
     2008.



        /s/ Curt P. Creely                                  February 14, 2003
---------------------------------------------            -----------------------
      CURT P. CREELY AS ATTORNEY IN FACT FOR                      Date
      JACK CHITAYAT


*** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.